Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2006	2005	2004
EARNINGS PER SHARE (000’s, except per share data)
Net Income	$8,033	$8,553	$8,226
Less: Dividend Requirements on Preferred Stock	133	156	215

Net Income Applicable to Common Stock	$7,900	$8,397	$8,011

Average Number of Common Shares Outstanding—Basic	5,597	5,551	5,509

Dilutive Effect of Stock Options and Restricted Stock	15	17	16

Average Number of Common Shares Outstanding—Diluted	5,612	5,568	5,525

Earnings Per Share—Basic	$1.41	$1.51	$1.45

Earnings Per Share—Diluted	$1.41	$1.51	$1.45